UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 000-49929

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Access National Corporation Profit Sharing Plan

(As Restated January 1, 2010)

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Access National Corporation

1800 Robert Fulton Drive, Suite 300

Reston, Virginia 20191

ACCESS NATIONAL CORPORATION

PROFIT SHARING PLAN

RESTON VA, 20191

REQUIRED INFORMATION

The Access National Corporation Profit Sharing Plan (As restated January 1, 2010) (the Plan) is subject to the Employee Retirement Income Security Act of 1974 (ERISA). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the following financial statements and schedule of the Plan as of December 31, 2014 and 2013, and for the year ended December 31, 2014, which have been prepared in accordance with the financial reporting requirements of ERISA, are provided:

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Report of Independent Registered Public Accounting Firm

To the Plan Administrator

Access National Corporation Profit Sharing Plan

Reston, Virginia

We have audited the accompanying statements of net assets available for benefits of the Access National Corporation Profit Sharing Plan (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The accompanying supplemental schedules of Assets (held at end of year) and Delinquent Contributions as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedules are the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedules reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

McLean, Virginia
June 29, 2015

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ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

Statements of Net Assets Available for Benefits

December 31, 2014 and 2013

	2014	2013

Assets

Investments, at fair value:
Mutual funds	$13,496,448	$11,825,775
Self-directed brokerage accounts	2,337,366	2,006,612
Total Investments	15,833,814	13,832,387

Receivables:
Employer contribution	279,700	255,176
Employee deferrals	750	-
Notes receivable from participants	267,472	251,851
Total receivables	547,922	507,027

Cash	48,338	38,545

Net assets available for benefits	$16,430,074	$14,377,959

See accompanying notes to the financial statements.

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ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

Statement of Changes in Net Assets

Available for Benefits

For the Year Ended December 31, 2014

2014
Additions to net assets attributed to:
Investment Income:
Net realized and unrealized appreciation	$643,269
Interest income	361,651
Dividends	267,327
1,272,247

Interest on participant notes receivable	9,473

Contributions:
Employer	521,290
Participant	1,214,206
Rollovers	38,009
1,773,505
Total additions	3,055,225

Deductions from net assets attributed to:
Benefits paid to participants	870,912
Administrative expenses	132,198

Total deductions	1,003,110

Net increase	2,052,115

Net assets available for benefits:
Beginning of period	14,377,959
End of period	$16,430,074

See accompanying notes to the financial statements.

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ACCESS NATIONAL CORPORATION

PROFIT SHARING PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2014

NOTE 1 — DESCRIPTION OF PLAN

The following description of the Access National Corporation Profit Sharing Plan (As Restated January 1, 2010) (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General: The Plan is a Profit Sharing Plan pursuant to the provisions of Section 401(k) of the Internal Revenue Code (IRC or Code) and covers eligible employees of Access National Corporation (the Company) and its subsidiaries. The Plan was originally established in 2000 and was last amended January 2, 2013 to reflect provisions of Internal Revenue Service Revenue Ruling 2011-1 (as modified by Revenue Service Notice 2012-6 and applicable superseding guidance) and provisions of Internal Revenue Service Revenue Ruling 2012-3 (and applicable superseding guidance) and certain other applicable laws. The Plan provides for retirement, death, and disability benefits. The Plan is subject to the applicable provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Contributions: Employees of the Company and its subsidiaries are eligible to participate in the Plan if they have completed six months of service, as defined by the Plan, and have attained age 21. Participation in the Plan is voluntary. Eligible employees may elect to make contributions up to a maximum dollar amount prescribed by law. Any participant who has attained age 50 by the end of the Plan year may make catch-up contributions in accordance with Code Section 414(v). Participants direct the investment of their contributions into various investment options offered by the Plan. The Company may contribute, at its discretion, a percentage of the participant’s salary deferral contribution, to be determined each year (the employer matching contribution). Employer matching contributions of $279,700 and $255,176 were made subsequent to December 31, 2014 and 2013, respectively, and are reflected under receivables in the Statements of Net Assets Available for Benefits as of December 31, 2014 and 2013, respectively.

In accordance with IRC limits, the Plan is required to return excess contributions received during the Plan year. The Plan failed the Average Deferral Percentage (ADP) test in compliance with IRC Section 415 for the year ended December 31, 2014; therefore, participant contribution refunds were necessary for the Plan’s 2014 fiscal year in the amount of $32,087.

Participant Accounts: Each participant’s account is credited with the participant’s contribution, employer matching contributions, if any, and an allocation of Plan earnings. Allocations are based on participant account balances as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting: Participants are immediately vested in their voluntary and rollover contributions plus actual earnings thereon. Participants become 100% vested in the employer matching contribution and earnings thereon after completion of three years of credited service.

Number of Years of
Credited Service	Vested Interest
Less than 3 years	0%
3 years	100%

Payment of Benefits: Upon termination of service, death, disability or retirement, a participant may elect to receive an amount equal to the value of the participant’s vested interest in his or her account. Benefit payments are distributed in a lump sum payment.

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NOTE 1 — DESCRIPTION OF PLAN (Continued)

Investment Options: All assets in the Plan are invested as directed by individual participants. Participants are given the option to direct account balances and all contributions into mutual funds, money market funds and personal brokerage accounts. The Company’s common stock is not a direct investment option and can only be acquired through the personal brokerage account.

Notes Receivable from Participants: Participants may borrow from their Plan accounts, in accordance with the Plan’s terms and applicable law, up to the lesser of $50,000 or 50% of the participant’s vested interest in the Plan for terms not to exceed five years, unless the loan is for the purchase of a principal residence. Loans to participants are evidenced by promissory notes and are secured by the balance in the participant’s account. Loan principal and interest payments are made in accordance with the note’s amortization schedule. Participants repay loan principal and interest through payroll deductions.

In-service Withdrawals: A Plan participant may request an in-service withdrawal if he or she has attained age 59-1/2.

Forfeitures: Forfeitures represent the non-vested portion of the participant’s account plus earnings thereon that are not fully distributable to participants who terminate employment before they are 100% vested. Forfeitures may be used to reduce future employer matching contribution expense to the Plan, to pay administrative expenses of the Plan or to fund a qualified non-elective contribution. As of December 31, 2014, forfeitures of $47,132 were available for these purposes. Forfeitures were not used to pay administrative expenses of the Plan for the Plan year ended December 31, 2014.

Expenses: Certain administrative expenses are paid by the Plan as provided by the Plan document. All other administrative expenses are paid by the Company.

NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting Method: The Plan’s financial statements are prepared on the accrual basis of accounting in conformity with U.S. generally accepted accounting principles (GAAP).

Investments: The investments held by the Plan are shown at fair value. Purchases and sales are recorded on a trade date basis. The Plan’s investments in mutual funds are valued based on quoted market prices as of the end of the Plan year. The self-directed brokerage accounts consist of common stock and mutual funds, stated at fair value, based on quoted market prices.

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NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Notes Receivable from Participants: Notes receivable from participants are carried at unpaid principal plus accrued interest. Interest income is recorded on the accrual basis.

Recent Accounting Pronouncements: In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update No. 2015-07, Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (“ASU 2015-07”). ASU 2015-07 seeks to eliminate diversity in practice surrounding how investments measured at net asset value under the practical expedient with future redemption dates have been categorized in the fair value hierarchy. It is effective for annual reporting periods beginning after December 15, 2015. Management is currently evaluating the implications of ASU 2015-07.

Payment of Benefits: Benefits are recorded when paid.

Risk and Uncertainties: The Plan provides for various investment options including any combination of certain mutual funds, and through participants’ self-directed brokerage accounts, investments with readily determinable market values including common stock of the Company. The underlying investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and participants’ individual account balances.

Use of Estimates: The preparation of financial statements in conformity with GAAP requires the Plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures, and actual results may differ from these estimates.

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NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Fair Value Measurements: The Plan measures certain financial assets and liabilities at fair value in accordance with ASC 820 which defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels within the fair value hierarchy are described as follows:

Level 1	Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2	Quoted prices for identical or similar assets in markets that are not considered to be active or financial instruments for which all significant inputs are observable, either directly or indirectly;

Level 3	Prices or valuations that require inputs that are both significant to the fair value measurement and are unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. The following is a description of the valuation methodologies used for instruments measured at fair value, as well as the general classification of such instruments pursuant to the valuation hierarchy:

Common stock - Valued at the closing price reported on the active market on which the individual security is traded.

Mutual funds - Valued at the net asset value of shares held by the Plan at year end.

The following tables summarize investments measured at fair value on a recurring basis:

	Investment Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$6,420,965	$-	$-	$6,420,965
International growth funds	1,382,885	-	-	1,382,885
Index funds	3,277,431	-	-	3,277,431
Target-date retirement funds	731,836	-	-	731,836
Fixed income funds	1,171,673	-	-	1,171,673
Money market funds	511,658	-	-	511,658
Total Mutual Funds	13,496,448	-	-	13,496,448
Self-Directed Brokerage Accounts:
Access National Corp. common stock	1,807,697	-	-	1,807,697
Other common stock	343,752	-	-	343,752
Mutual funds	82,290	-	-	82,290
Money market funds	103,627	-	-	103,627
Total Self-Directed Brokerage Accounts	2,337,366	-	-	2,337,366
Total investment assets at fair value	$15,833,814	$-	$-	$15,833,814

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	Investment Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Growth funds	$5,528,098	$-	$-	$5,528,098
International growth funds	1,315,757	-	-	1,315,757
Index funds	3,005,314	-	-	3,005,314
Target-date retirement funds	646,053	-	-	646,053
Fixed income funds	1,206,687	-	-	1,206,687
Money market funds	123,866	-	-	123,866
Total Mutual Funds	11,825,775	-	-	11,825,775
Self-Directed Brokerage Accounts:
Access National Corp. common stock	1,498,553	-	-	1,498,553
Other common stock	267,659	-	-	267,659
Mutual funds	60,675			60,675
Money market funds	179,725	-	-	179,725
Total Self-Directed Brokerage Accounts	2,006,612	-	-	2,006,612
Total investment assets at fair value	$13,832,387	$-	$-	$13,832,387

NOTE 3 — RIGHTS UPON PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their accounts.

NOTE 4 — RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of participant loans as presented on the Plan’s financial statements and the Plan’s Form 5500 for the periods indicated below.

	Year Ended December 31,
	2014	2013
Notes receivable from participants (financial statements)	$267,472	$251,851
Less deemed distributions of participant loans	-	(25,833)
Participant loans (Form 5500)	$267,472	$226,018

Total benefits paid to participants (financial statements)	$870,912
Less loans deemed distributions for the year ended December 31, 2013	(25,080)
Distributions to plan participants (Form 5500)	$845,832

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NOTE 5 — SCHEDULE OF REPORTABLE INVESTMENTS

The following table presents investments that represented 5% or more of the Plan’s net assets at December 31, 2014 and 2013:

	2014	2013
American Funds Cap World Growth & Income R5	$1,382,885	$1,315,757
American Funds Income Fund of America R5	2,632,871	2,161,257
T Rowe Price Blue Chip Growth	1,064,128	910,181
Vanguard 500 Index Fund-Admiral Class	1,934,574	*
Vanguard 500 Index Fund-Signal Shares	*	1,732,636
Access National Stock**	1,807,697	1,498,503

* Did not represent 5% of net assets at end of respective year.

**Included in self-directed brokerage account.

The following table summarizes appreciation in fair value of the Plan’s investments, including net realized and unrealized gains and losses for the year ended December 31, 2014:

December 31, 2014

Mutual Funds	$704,568
Self-directed brokerage accounts	300,352

Total	$1,004,920

NOTE 6 — PARTIES-IN-INTEREST

Parties-in-interest are defined under Department of Labor Regulations as any fiduciary of the Plan, any party rendering services to the Plan, the employer, and certain others. Certain professional fees for the administration of the Plan were paid by the Company. Fees paid by the Plan to Columbia Benefits Consultants, Inc., the Plan record keeper, and Mid-Atlantic Trust Company, the Custodian, totaled $132,198 for 2014.

NOTE 7 — TAX STATUS

The Plan is a non-standardized prototype and has received an opinion letter from the Internal Revenue Service dated March 31, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related Trust is exempt from taxation. In accordance with Revenue Procedure 2002-6 and Announcement 2001-77, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes that the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related Trust is tax-exempt.

Accounting principles generally accepted in the United States of America require Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations for years prior to 2011.

NOTE 8 – NONEXEMPT TRANSACTIONS

During the Plan year ended December 31, 2014, employee withholdings in the amount of $750 were remitted late by the Company.  These transactions constituted prohibited transactions as defined by ERISA. The Company was aware of the occurrence and corrected the situation by contributing calculated lost earnings to the affected participant of the Plan in 2015.

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SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

EIN 82-0545425, Plan 001

Form 5500, Schedule H, Item 4i

Schedule of Assets (Held at End of Year)

As of December 31, 2014

(a)	( b ) Identity of issue	( c ) Description of Investments	(d) Cost ***	(e) Current Value
	American Funds Cap World Growth & Income R5	Mutual Fund		$1,382,885
	American Funds Income Fund of America R5	Mutual Fund		2,632,871
	American Funds Wash Mutual Invest R5	Mutual Fund		551,713
	Berwyn Fund	Mutual Fund		271,585
	Dodge & Cox Income Fund	Mutual Fund		520,168
	Fidelity High Income Fund	Mutual Fund		93,796
	Fidelity Mid-Cap Stock Fund	Mutual Fund		392,665
	Master Demand Account	Mutual Fund		511,658
	Royce Special Equity Fund	Mutual Fund		142,033
	T Rowe Personal Strategy Growth Fund	Mutual Fund		56,971
	T Rowe Price Blue Chip Growth	Mutual Fund		1,064,128
	T Rowe Price Equity Income	Mutual Fund		259,070
	T Rowe Price Mid Cap Value	Mutual Fund		165,849
	Vanguard 500 Index Fund-Admiral Class	Mutual Fund		1,934,574
	Vanguard LifeStrategy Conservative Growth Fund	Mutual Fund		3,502
	Vanguard LifeStrategy Growth Fund	Mutual Fund		596,746
	Vanguard LifeStrategy Income Fund	Mutual Fund		89,183
	Vanguard LifeStrategy Moderate Growth Fund	Mutual Fund		194,649
	Vanguard Mid-Cap Index Fund-Admiral Shares	Mutual Fund		703,117
	Vanguard Retirement Funds	Mutual Fund		731,836
	Vanguard Short Term Bond Index Fund-Admiral Shares	Mutual Fund		252,640
	Vanguard Short Term Federal Fund-Admiral Shares	Mutual Fund		305,069
	Vanguard Small Cap Growth Index-Admiral Shares	Mutual Fund		593,087
	Vanguard Small Cap Index-Admiral Shares	Mutual Fund		46,653
	Total Mutual Funds			13,496,448

*	Self-directed brokerage accounts			2,337,366
**	Notes receivable from participants with interest rates of 4.25%			267,472
	Total Assets			$16,101,286

*	Self-directed brokerage accounts include stock of the Plan Sponsor, Access National Corporation, a party-in-interest to the Plan.
**	Each note receivable is payable by a party-in-interest to the Plan.
***	Cost information omitted for participant-directed investments.

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SUPPLEMENTAL SCHEDULE

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN

EIN 82-0545425, Plan 001

Form 5500, Schedule H, Item 4a

Schedule of Delinquent Contributions

As of December 31, 2014

Participant Contributions Transferred Late to Plan	Not Corrected	Corrected	Pending Correction	Total that Constitute Nonexempt Prohibited Transactions

$750	$-	$750	$-	$750

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrators of the Access National Corporation Profit Sharing Plan (As Restated January 1, 2010) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ACCESS NATIONAL CORPORATION PROFIT SHARING PLAN (As Restated January 1, 2010)
Date: June 29, 2015	By:	/s/ Michael W. Clarke
Michael W. Clarke
President and Chief Executive Officer Access National Corporation, Trustee

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